FILE NO. 70-099__

           (Request to Modify Rule 53 plus Financing)

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM U-1

                    APPLICATION / DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ______________________________

                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

             Allegheny Energy Supply Company, L.L.C.
                       4350 Northern Pike
                   Monroeville, PA 15146-2841

                  _____________________________

                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                         Declaration to:

     Thomas K. Henderson, Esq.              Michael Morrell
     Vice President and GeneralCounsel      President
     Allegheny Energy, Inc.                 Allegheny Energy Supply Co., LLC
     10435 Downsville Pike                  4350 Northern Pike
     Hagerstown, MD 21740                   Monroeville, PA 15146-2841

     Anthony Wilson, Esq.                   Patricia Clark, Esq.
     Senior Attorney                        Deputy General Counsel, Supply
     Allegheny Energy Service Corporation   Allegheny Energy Service Corporation
     10435 Downsville Pike                  4350 Northern Pike
     Hagerstown, MD  21740                  Monroeville, PA 15146-2841


Item 1.   Description of the Proposed Transaction 1
     A.   Introduction                                         1
     B.   Overview                                             3
          1.   The Allegheny System                            3
          2.   Matters Pending Before the Commission           5
          3.   Existing Financing Authority                    5
          4.   Current Financial Conditions                    6
     C.   Parameters for Requested Financing Authorization     9
          1.   Effective Cost of Money                        10
          2.   Maturity of Debt                               10
          3.   Interest Risk Management                       10
          4.   Issuance Expenses                              11
          5.   Use of Proceeds                                11
          6.   Capitalization Ratio and Ratings               11
     D.   Requests For Authority                              11
          1.   Short-Term and Long-Term Debt                  11
          2.   Common and Preferred Equity Securities         12
          3.   Guarantees and Other Credit Support            13
          4.   Form Capital Corps                             14
          5.   Intra-System Financings                        15
          6.   Interest Rate and Currency Risk Management     15
          7.   Payment of Dividends                           16
     E.   Investments in EWG/FUCO Projects                    16
          1.   Current Investments                            16
          2.   Planned Investments                            17
          3.   Capitalization Ratios                          17
          4.   Rule 53 Undertakings                           19
     F.   Filing of Certificates of Notification              20
Item 2.   Fees, Commissions and Expenses                      21
Item 3.   Applicable Statutory Provisions                     21
          1.   No Adverse Financial Consequences              23
          2.   Investment Criteria Satisfied                  24
          3.   State Protection Concerns Addressed            26
Item 4.   Regulatory Approvals                                27
Item 5.   Procedure                                           28
Item 6.   Exhibits and Financial Statements                   28
Item 7.   Information as to Environmental Effects             28

     Item 1.   Description of the Proposed Transaction

     A.   Introduction

     Allegheny  Energy, Inc. ("Allegheny"), a registered  holding
company,  and  Allegheny  Energy  Supply  Company,  L.L.C.   ("AE
Supply")<F1>, a wholly owned generating company subsidiary of Allegheny (collectively "Applicants"), have filed an application
- declaration pursuant to sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), 32 and 33 of the Public Utility Holding Company Act
of 1935, as amended ("Act"), and Rules 43, 44, 45, 46, 53, 54, 90 and, 91 under the Act seeking, among other things, and subject to
the   terms   and   conditions  more  fully   described   herein,
authorization through July 31, 2005 ("Authorization Period") for Allegheny to issue up to $1 billion in equity securities; Allegheny and/or AE Supply to issue short-term debt and long-term debt in an aggregate amount up to $4 billion for the purpose of investing in exempt wholesale generators ("EWGs"),,<F2> foreign utility companies ("FUCOs"),<F3> companies engaged in activities permitted by Rule 58 ("Rule 58 Companies"),<F4> general corporate purposes, and other permitted activities; and Applicants to issue up to $3 billion of guarantees. The total debt and equity authorization requested herein is $4 billion with the option to utilize up to $1 billion thereof for equity issuance. Applicants request that the Commission issue a final order not later than October 1, 2001.<F5>

     Applicants' investment capacity remaining under existing Commission orders and Rules is insufficient to enable Applicants to take advantage of industry-wide opportunities to acquire or construct electric generation assets and for other corporate purposes. Specifically for purposes of investing in EWG/FUCO Projects, Rule 58 Companies, general corporate purposes, and other permitted activities, in addition to any currently existing authorizations, Applicants seek authority for:

     1.   Allegheny   to  issue  up  to  $1  billion  in   equity
          securities;

     2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associate third parties up to $4 billion in short-term debt and up to $4 billion in long-term debt provided that total debt and equity authority under (1) and (2) shall not exceed $4 billion;

<F1>  In  Holding Co. Act Release No. 27101 (November 12, 1999)  the
Commission  authorized the formation and financing of AE  Supply.
AE Supply is a public utility company within the meaning of the Act, but not for purposes of state regulation.
<F2> As defined in Section 32 of the Act.
<F3> As defined in Section 33 of the Act. FUCOs, together with EWGs, are hereinafter referred to as "EWG/FUCO Projects."
<F4>  Rule  58(a)(1) limits the aggregate investment by a registered holding company in Rule 58 Companies to the greater of $50 million or 15% of the consolidated capitalization.
<F5>  In  an  effort  to  assist  in  expediting  this  Application,
Applicants have submitted as Exhibit H a detailed draft notice which closely tracks the form of the notices issued by this
Commission  in  several  recent  proceedings  including   Keyspan
Corporation and Exelon.

     3. Allegheny and/or its subsidiaries to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of an associate company (collectively, "Guarantees"), in the aggregate amount not to exceed $3 billion;<F6>

     4. Applicants to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and Guarantees in any combination, to increase its "aggregate investment" (as defined in Rule 53(a)) up to $2 billion in EWG/FUCO Projects.<F7>

     5. AE Supply to form one or more direct or indirect special purpose financing and capital investment subsidiaries ("Capital Corps"), that will, among other things, issue equity or other financial instruments to and accept notes or other financial instruments from AE Supply in connection with EWG/FUCO Projects, Rule 58 Companies, general corporate purposes, and future transactions approved by the Commission or allowed by Commission rules; and

     6. Allegheny, AE Supply and the subsidiaries of Allegheny (other than the Operating Companies, as hereinafter defined), whether now existing or hereafter created or acquired, to engage in intra-system financings, including the loaning and re-loaning of up to $4 billion to the Capital Corps.<F8>

     The short-term debt and long-term debt issued by AE Supply may be recourse or non-recourse to Allegheny. Allegheny will issue only unsecured debt. The "Aggregate Financing Limit," the aggregate of the equity, debt and Guarantees requested by this Application shall not exceed $7 billion outstanding at any one time. The Aggregate Financing Limit will enable Applicants to respond quickly and efficiently to market opportunities and financing needs.

     Applicants  assert  that  this  application-declaration   is
consistent with past application-declarations and related orders wherein the Commission has found the standards of the Act to be satisfied in connection with requests by a number of registered holding companies to exceed the Rule 53 investment limitation,<F9> issue debt and equity,<F10> and issue Guarantees.<F11> In each of those


<F6> See Holding Co. Act Release No. 27352, Dominion Resources, Inc.
(March 6, 2001), wherein the Commission authorized the issuing of Guarantees up to $9.6 billion.
<F7>  Rule 53 imposes an "aggregate investment" limitation of 50% of consolidated retained earnings on recourse investment in EWG/FUCO
Projects.   The  proposed investment of $2  billion  in  EWG/FUCO
Projects  is  the  equivalent of 207%  of  consolidated  retained earnings as of March 31, 2001. As explained below, Applicants request in the alternative, authority for an aggregate investment of $1.6 billion and that the Commission reserve jurisdiction over
$400 million.
<F8> In a series of orders issued in File No. 70-7888, dated January
29,  1992,  February 28, 1992, July 14, 1992, November  5,  1993,
November  28,  1995, April 18, 1996, December 23, 1997,  May  19,
1999, and October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084 and in
File 9677 Holding Co. Act Release No. 27199 (July 14, 2001) (collectively "Money Pool and Financing Orders"), among other
things,  the  Allegheny  system  companies  were  authorized   to
establish and participate in a Money Pool.
<F9>   In  a  series  of recent orders the Commission  has  approved similar  requests.  See National Grid Group plc, Holding Co.  Act
Release   No.   27154   (Mar.  15,  2000)  authorizing   EWG/FUCO
investments  up  to 252% of R/E; Cinergy Corp.  Holding  Co.  Act
Release   No.   27190   (June  23,  2000)  authorizing   EWG/FUCO
investments up to approximately 240% of R/E; Keyspan Corporation, Holding Co. Act Release No. 27272 (Nov. 8, 2000) authorizing EWG/FUCO investments up to 250% of R/E; and, Exelon Corporation et al., Holding Co. Act Release No. 27296 (Dec. 8, 2000) authorizing EWG/FUCO investments equal to 264% of R/E.
<F10> Id.
<F11>   See  Holding Co. Act Release No. 27352, Dominion  Resources,
Inc.   (March  6,  2001), wherein the Commission  authorized  the issuing of Guarantees up to $9.6 billion.


matters (as cited below), this Commission found that the applicants had demonstrated successfully, through the use of certain financial indicators, that investing in EWG/FUCO Projects in an amount in excess of consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. Allegheny asserts that stringent project review procedures as well as the comparison of the financial measures and indicators discussed below, demonstrate that the financial integrity of the Allegheny system is similar to that of other applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53.

     As set forth in the following sections, this application-declaration satisfies the Act and the Rules under the Act and should be approved by this Commission.

     B.   Overview

          1.   The Allegheny System

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power and Potomac Edison and their subsidiaries are referred to herein as the "Operating Companies"). The subsidiaries of Allegheny (other than the Operating Companies), whether now existing or hereafter created or acquired, are referred to herein as the "Other Subsidiaries".

     Allegheny Power delivers electric energy to about 3 million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. and AE Supply.

     Allegheny Ventures, Inc., a non-utility non-regulated subsidiary of Allegheny, actively invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

     AE  Supply  is  the  electric  generating  company  for  the
Allegheny   system.   AE  Supply  owns,  operates   and   markets
competitive retail and wholesale electric generation.<F12> AE Supply has engaged in a series of acquisitions and other transactions for the purpose of improving the Allegheny systems' competitive position. These transactions are summarized below.

     In File No. 70-9483, by Order No. 27101, this Commission authorized Allegheny to form AE Supply as an affiliate generating
company.<F13>   In  the  same order Allegheny  and  West  Penn  were
authorized to transfer certain generating assets and the related rights, interests and obligations to AE Supply.<F14> In File No. 70-9627, by Order Nos. 27205 <F15> and 27399 (May 16, 2001) the
Commission  authorized  the transfer  to  AE  Supply  of  certain
Potomac  Edison  generating  assets  and  other  related  rights,
interests and obligations.   In File No. 70-9747, by Order No.
27384 (April 25, 2001), the Commission authorized the transfer of the Ohio and Federal Energy Regulatory Commission jurisdictional allocations related to certain generating assets and other related rights, interests and obligations of Monongahela Power.<F16> In File No. 70-9683, by Order No. 27383 (April 20, 2001), the Commission authorized the transfer of other generating assets from Allegheny to AE Supply. In File No. 9801, by Order No. 27370 (March 30, 2001), the Commission authorized the acquisition and financing of certain generating assets owned by Enron North America Corp. Finally in File No. 9833, by Order No. 27410 (May
30,  2001), the Commission authorized AE Supply to transfer a two
percent  interest  to  Merrill  Lynch  to  conclude  a  Rule   58
acquisition of Global Energy Markets, LLC.

     AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. AE Supply is a public utility company within the meaning of the Act. However, AE Supply is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.


<F12>  See  Allegheny Energy, Inc., Holding Co. Act  Release  No.35-
27101,   Order  Authorizing  Formation  of  Subsidiary   Company;
Transfer   of   Assets  to  Generation  Company;   Issuance   and
Acquisition of Securities; Capital Contributions; and Service Agreements (November 12, 1999). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).
<F13> Holding Co. Act Release No. 27101.
<F14> Id.
<F15>  File No. 70-9627, Holding Co. Act Release No. 27205 (July 31,
2000).
<F16>  The Commission reserved jurisdiction over the transfer of the
West Virginia jurisdictional allocation.


          2.   Matters Pending Before the Commission

     In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. Applicants' efforts have resulted in a number of filings with the Commission. Those open filings are summarized below.

     In File No. 70-9811 (filed December 29, 2000), Allegheny has filed for authority to acquire 100% of the issued and outstanding common stock of Leasing Technologies International, Inc., a privately held leasing and financing company headquartered in
Wilton,   Connecticut,  with  offices  in  Philadelphia,  Boston,
Atlanta, San Francisco, and Los Angeles.<F17> Leasing Technologies provides financial services to entities primarily involved in technology or information services companies specializing in providing financing to entities engaged in telecommunications,
biotechnology,   healthcare,  software,   internet,   and   other
technologies.<F18>

     In File No. 70-9687 (filed June 7, 2000), Allegheny sought authority to: (a) organize and invest up to $25 million in a to-be-formed special purpose subsidiary - Allegheny Advantages; (b) permit Allegheny Advantages to engage in Rule 58 activities and
(c) permit Allegheny and Allegheny Advantages to, directly or indirectly through other to-be-formed subsidiaries, make multiple investments in certain core and non-core activities in an aggregate amount not to exceed $35 million.<F19>

          3.   Existing Financing Authority

     In the Money Pool and Financing Orders, among other things, Allegheny and its subsidiary companies were authorized to: (1)
issue and sell up to $138 million of long-term unsecured notes to
banks   or  other  institutions;  and  (2)  enter  into   Support
Agreements for the benefit of AE Supply in amounts up to $250 million.<F20> AE Supply is authorized to: (1) issue and sell up to $400 million of secured and unsecured long-term debt; and (2) issue and sell Notes and Paper and borrow from the Money Pool, in aggregate outstanding amounts of up to $300 million. Allegheny and AE Supply were authorized to use the proceeds for general corporate purposes.

     By Order No. 27370,<F21> among other things, the Commission authorized (1) Allegheny to: (a) issue up to $1 billion in equity securities; (b) loan up to $500 million of the equity securities proceeds to AE Supply; and (c) provide an additional $150 million in guarantees to, or for the benefit of, AE Supply primarily in support of the Enron LLCs (up to an aggregate of $400 million

<F17>  File No. 70-9811, Allegheny Ventures - LTI Acquisition (filed
December 29,2000).
<F18>  During  the  first  quarter of 2001 Allegheny  Ventures  sent
Leasing Technologies International, Inc. a notice terminating the stock purchase agreement due to material adverse changes in Leasing Technologies International, Inc., its business and its
prospects.   Allegheny  Ventures  believes  the  termination   is
justified.    Leasing   Technologies  International,   Inc.   has
indicated that it believes the termination is unwarranted and has reserved the right to pursue legal actions. As of the date of this filing the application has not been withdrawn.
<F19> File No. 70-9687, Allegheny Advantages  (filed May 14, 2000).
<F20>   Support  Agreements  may  take  the  form  of  reimbursement agreements, the assumption of liabilities for the issuance of bonds, letters of credit and other performance and financial guarantees.
<F21> Order Approving Enron Acquisition, Holding Co. Act Release No.
27370 (Mar. 31, 2001).


when combined with the then existing authorizations as set forth above). Also, AE Supply was authorized: (a) issue and sell an aggregate of $550 million in short-term and long-term debt, and establish a financing vehicle, Allegheny Energy Supply Capital ("Supply Capital"), to, among other things, issue equity or other financial instruments to and accept notes or other financial instruments from AE Supply in connection with activities described therein; and (b) engage in the loaning and re-loaning of up to $1.05 billion by Supply Capital to AE Supply to be used for authorized acquisitions and other activities.

     By   Order  No.  27383,<F22>  among  other  things,  Commission authorized Allegheny and/or AE Supply, in the aggregate to  issue to unaffiliated third parties guarantees, short-term debt and long-term debt through July 31, 2005, up to an aggregate amount
of  $430  million.   The  guarantees or proceeds  would  be  used
directly or indirectly for investments in EWG/FUCO Projects, Rule
58  companies,  or for other strategic corporate purposes.   Debt
and guarantees authorized include, but are not limited to, bank financing, bank credit support, sales of secured or unsecured debt, notes, loans, and debentures.

     The authorizations requested in this Application are in addition to the authorizations granted pursuant to the Commission orders issued in other proceedings.

          4.   Current Financial Conditions

               (a)  Allegheny

          For the twelve (12) months ended March 31, 2001, Allegheny's gross revenues and net income were approximately $
4.96  billion  and $ 290.1 million, respectively.  For  the  same period, AE Supply's gross revenues and net income were approximately $3.2 billion and $66.2 million, respectively. As of March 31, 2001, Allegheny's consolidated capitalization consisted of 30% common equity, 1% preferred stock, and 69% debt. Allegheny's senior unsecured debt is rated investment grade by three major rating agencies.

Allegheny Senior Unsecured Debt Ratings

              Fitch     Moody's   S&P

              A-        Baa1       A

Market-to-Book Ratio

     Allegheny  had a market-to-book ratio of 2.63, as  of  March
31, 2001, which exceeded the median market-to-book ratio of 2.46 for a benchmark group of the largest electric utilities.<F23> Market-to-book ratio reflects the market's expectations of future performance.


<F22>  Order Authorizing AE Supply to own EWGs & FUCOs, Holding  Co.
Act Release No. 27383 (April 20, 2001).
<F23> Source: Regulatory Research Associates, Inc. Industry Reports


Dividend Pay-out Ratio

     Allegheny's dividend payout ratio approximated the benchmark average for the period 1996 to 2000.

                   2000      1999     1998      1997     1996

     Allegheny     61%        65%      74%       77%      75%


     Benchmark<F24>
     Average       60%       67%      74%       78%      71%


     With respect to relevant financial benchmarks specifically contemplated by the terms of Rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable:

          i. there has been no bankruptcy of an Allegheny associate company;

          ii. Allegheny 's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods; and

          iii. Allegheny has never reported a full-year
               "operating loss" attributable to EWG investments.

     Moreover, Allegheny will notify the Commission in writing if any of the circumstances described in Rule 53(b) arise during the Authorization Period. Allegheny will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the Authorization Period.

<F24> Source: Id.


               (b)  The Operating Companies

The Operating Companies are in strong financial condition, as indicated by such factors as debt/equity ratios, interest coverages and securities ratings. The following table sets forth debt to total capital ratios for the Operating Companies over the last four years:

 Total Debt as % of Capitalization

                    2000      1999     1998     1997      1996

     West Penn      63.6      92.7<F25>52.6<F26>47.1      47.4

     Monongahela    48.8      47.8     43.8     46.5      47.1
     Power

     Potomac        52.3      45.5     42.6     47.1      47.8
     Edison

West Penn's, Monongahela Power's, and Potomac Edison's ratio of earnings to fixed charges have generally equaled or exceeded industry averages for "A" rated electric utilities, reflecting a strong ability to meet interest requirements. Industry ratios for "A" rated electric utilities at December 31,1999 and December
31,  1998  stood at 3.02 and 3.35, respectively.<F27>   All  of  the
Operating Companies anticipate having more than adequate earnings to maintain such industry averages in the foreseeable future.

<F25>  The  West Penn 1999 capitalization ratio change reflects  the transfer of assets to AE Supply and securitization. At December 1998, the West Penn consolidated capital structure was $732.2 million common equity, $79.7 million preferred stock, and $902.8
million  debt.   At  December 1999, the  West  Penn  consolidated
capital  structure was $79.7 million common equity  and  $1,015.8
million  debt.   The  change in equity  reflects  $691.4  million
transfer of generation assets to AE Supply offset by $38.9 million retained earnings growth. The change in preferred stock
reflects  redemption  of preferred stock.   The  change  in  debt
reflects $600.0 million issuance of transition bonds, $83.6 million issuance of medium-term notes, $13.8 million issuance of pollution control debt, and $5.7 million amortization of debt discounts offset by $525.0 million redemption of first mortgage bonds, and $65.1 redemption of short-term debt. The resulting $1,015.8 million debt includes $230.8 million pollution control debt related to the energy supply assets transferred to AE
Supply.   As of December 31, 1999, despite AE Supply's assumption
of liability for interest and principal on pollution control debt, West Penn was not legally released by the bondholders and could not remove this debt from its balance sheet. On December 22, 2000, individual surety bonds were put in place for each outstanding note and will remain in place until the notes mature.
Based  on  the placement of the surety bonds, the  bond   trustee
agreed to release West Penn as primary obligor for payment to the
creditor  of  the  liability.   The release  satisfied  Financial
Accounting   Standards  to  de-recognize  the  debt  obligations.
Assuming de-recognition of the pollution control bonds, West Penn's 1999 pro forma capitalization ratio would have been 71.66% debt and 28.34% common equity. As of December 31, 2000, West Penn's common equity to total capitalization was 36.4%.
<F26> The West Penn 1998 capitalization ratio change reflects $275.4 million after-tax extraordinary charge write-off resulting from the Pennsylvania restructuring case.
<F27> Regulatory Research Associates, Inc. Industry Reports


Ratio of Earnings to Fixed Charges

                      2000     1999     1998     1997    1996

     West Penn        3.3     3.9       3.5     3.9      2.9

     Monongahela      4.0     4.7       4.4     4.1      3.4
     Power

     Potomac Edison   3.7     4.1       4.1     3.8      3.3


Securities of West Penn, Monongahela Power and Potomac Edison are highly rated by the major rating agencies. Among other things, secured debt of each of these companies, or unsecured debt in the case of West Penn, is rated "A" (or its equivalent) or better. The Operating Company ratings in effect as of June 1 , 2001 are included in the following table:

Operating Company Ratings<F28>

                          Fitch      Moody's       S&P

     West Penn Power
       Transition          AAA         Aaa         AAA
     Bonds
       Unsecured Debt      A+          AA3         A+
       QUIDS                A          A1          A-
       Commercial          F1          P-1         A-1
     Paper

     Monongahela
     Power
       Bonds               A+          A1          A+
       Unsecured Debt       A          A2           A
       QUIDS               A-          A3          A-
       Commercial          F1          P-1         A-1
     Paper

     Potomac Edison
       Bonds               A+          A1          A+
       Unsecured Debt       A          A2           A
       QUIDS               A-          A3          A-
       Commercial          F1          P-1         A-1
     Paper


               (c)  Ability to Fund Operations Without Allegheny Contributions

     Additional project investments will not have a negative impact on the Operating Companies' ability to fund their operations, since the Operating Companies do not depend on Allegheny for capital. The Operating Companies can, if necessary, finance their capital needs entirely with their own internal funds and proceeds of external financing. Allegheny's

<F28> D&P merged with Fitch and no longer publishes separate ratings.


most recent five-year projections for Operating Company capital requirements extend through December 31, 2006, and indicate that Allegheny should not have to make any equity investments in the Operating Companies through the entire five-year period of those projections.

     C.   Parameters for Requested Financing Authorization

     Authority is requested to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized.

          1.   Effective Cost of Money

     The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed the greater of (a) 400 basis points over the comparable term U.S. Treasury securities or
(b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed the greater of (a) 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.<F29> The dividend rate on any series of preferred securities will not exceed the greater of
(a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          2.   Maturity of Debt

     The maturity of long-term debt will be not less than 1 year and not exceed 30 years. Short-term debt will have a maturity of not less than 1 day and not more than 364 days.

          3.   Interest Risk Management

     In connection with the issuance and sale of the short-term debt and long-term debt described herein, Applicants propose to manage interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage interest rate risks.


<F29>  See  Exelon,  Holding Co. Act Release No. 35-27296  (Dec.  8,
2000), and see, Southern Company, Holding Co. Act Release No. 35-
27134 (Feb. 9, 2000).

          4.   Issuance Expenses

     Short-term debt and long-term debt will be sold to non-associate banks and/or other parties. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

          5.   Use of Proceeds

     Applicants propose to issue the authorized debt and equity securities for general corporate purposes, including: (a) payments, redemptions, acquisitions and refinancing of outstanding securities issued by Applicants; (b) acquisitions of and investments in EWG/FUCO Projects, provided that Allegheny's aggregate investment in these projects does not exceed the amount authorized by the Commission; (c) acquisitions of, and investments in, Rule 58 Companies, provided that Applicants' aggregate investments in these companies does not exceed the aggregate investment limitation of Rule 58; (d) loans to, and investments in, other system companies, including through the Allegheny system money pool, and (e) other lawful corporate purposes.<F30>

          6.   Capitalization Ratio and Ratings

      Allegheny will maintain its senior unsecured long-term debt
rating  at  an  investment  grade  level  as  established  by   a
nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of
Rule  15c3-1  of the Securities Exchange Act, as amended.   Also,
the common stock equity<F31> of Allegheny and of each of the Operating Companies, individually, as reflected in their most recent annual, quarterly or other periodic earnings report, will not fall below 30% of total capitalization.<F32>

     D.   Requests For Authority

          1.   Short-Term and Long-Term Debt

     Allegheny and AE Supply request authorization, through the Authorization Period, to issue and sell an aggregate of up to $4 billion of short-term debt and/or long-term debt to non-associate banks and/or other parties. Such debt may be non-recourse to Allegheny. Due to possible movements in interest rates as well as the volatility in the bond market and to maximize financial flexibility, Applicants propose to issue short-term debt, which in the aggregate with the requested long-term debt by either Applicant and the requested equity offering by Allegheny will not exceed $4 billion outstanding.


<F30> Holding Co. Act Release No. 27199 (July 14, 2000).
<F31>Common  stock  equity  includes  common  stock  (i.e.,  amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings, and minority interests.
<F32>Applicants  calculated  the  common  stock  equity   to   total
capitalization ratio as follows: common stock equity divided by the sum of gross debt + preferred stock + common stock equity.


     Through the Authorization Period, Allegheny seeks authorization to transfer some or all of the debt proceeds into AE Supply in the form of contributions or interest-bearing loan(s). Loan(s) will bear interest at the lower market rate available to AE Supply or Allegheny. As set forth in this application-declaration, Allegheny and AE Supply propose to use the proceeds for investments in EWG/FUCO Projects, Rule 58 Companies, general corporate purposes and other purposes and activities authorized by this Commission, the Act or the rules under the Act.

          2.   Common and Preferred Equity Securities

     Allegheny seeks authorization to issue, through the Authorization Period, up to $1 billion of equity securities. Allegheny may issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules under the Act. Allegheny common stock issued in connection with such acquisitions of companies shall be valued, for purposes of determining compliance with the Aggregate Financing Limit, at its market value as of the date of issuance (or if appropriate at the date of a binding contract providing for the issuance thereof).<F33>

     Allegheny seeks to have the flexibility to issue preferred stock or other types of preferred securities (including, without
limitation,   trust  preferred  securities  or   monthly   income
preferred securities) directly or indirectly through one or more special-purpose financing subsidiaries organized by Allegheny specifically for such purpose as authorized in this proceeding. The aggregate amount of financing obtained by Allegheny during the Authorization Period from issuance and sale of preferred securities, when combined with the amount of common stock, short-
term  debt,  long-term  debt  and  Guarantees   issued  and  then
outstanding, as described in this section, shall not exceed the Aggregate Financing Limit. The proceeds of preferred securities would provide an important source of future financing for the operations of and investments in businesses, which are exempt under the Act or have been approved by the Commission.<F34> Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Allegheny's board of directors. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for


<F33>  The Commission has previously approved the issuance of common stock  as consideration for the acquisition of a new business  in an exempt transaction or transaction that has been approved in  a
separate  proceeding.   See e.g., SCANA Corp.,  Holding  Co.  Act
Release No. 35-27135 (Feb. 14, 2000) and Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000).
<F34>   Recently,  the  Commission  approved  a  similar   financing
application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 35-27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments,
registered   holding  companies  would  be   at   a   competitive
disadvantage  to other energy companies that are not  subject  to
regulation under the Act.   See also Exelon Corporation,  Holding
Co. Act Release No. 27266 (Nov. 2, 2000).


such purpose, but may be made subject to terms whihc allow the issuer to defer dividend payments for specified period. Preferred securities may be convertible or exchangeable into shares of Allegheny common stock or indebtedness.

     Stock financings may be affected in accordance with underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          3.   Guarantees and Other Credit Support

      The Applicants request authorization for Allegheny to enter into Guarantees from time to time with respect to the obligations of the direct and indirect subsidiaries of Allegheny (the "Allegheny Guarantees") during the Authorization Period in an aggregate principal amount, together with the Other Subsidiary Guarantees (as defined below), not to exceed $4 billion (the "Aggregate Guarantee Limitation"), based on the amount at risk, outstanding at any one time, exclusive of (a) any such guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any such guarantees exempt pursuant to Rule 45(b).

     For various business reasons, including the relative ratings of Allegheny and AE Supply, Allegheny desires to provide credit support in connection with AE Supply's purchase and operation of generating assets and in connection with the trading positions of Allegheny Energy Global Markets, L.L.C. ("AE Global")<F35> in the ordinary course of AE Global's energy marketing and trading business and for other purposes. As stated above, AE Supply was formed to house the generating assets formerly held by Allegheny Power's West Penn, Potomac Edison and Monongahela Power companies and to expand the corporation portfolio through construction and/or acquisition of EWGs and other generating assets.

      In addition, the Applicants request authorization for the Other Subsidiaries to enter into Guarantees from time to time with respect to the obligations of any of the Other Subsidiaries as may be appropriate to enable such Other Subsidiaries to carry on their respective businesses (the "Other Subsidiary Guarantees"), in an aggregate principal amount, together with the Allegheny Guarantees, not to exceed the Aggregate Guarantee Limitation, based on the amount at risk, outstanding at any one time, exclusive of (a) any such guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any such guarantees exempt pursuant to Rule 45(b).

      Any of the Allegheny Guarantees and Other Subsidiary Guarantees outstanding at the end of the Authorization Period shall continue until expiration or termination thereof in accordance with their terms. Any securities issued by a subsidiary, which are supported by an Allegheny Guarantee, or

<F35> AE Global is the Rule 58 Company formed by AE Supply to acquire
Global Energy Markets from Merrill Lynch and is the subject of Applicants' Application in File No. 70-9833.


Other Subsidiary Guarantee will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act. Allegheny or the Other Subsidiary which issues a guarantee may charge a fee for each guarantee it provides, which fee will not exceed the cost of obtaining the liquidity necessary to perform the guarantee.

          4.   Form Capital Corps

     Applicants seek authorization to form one or more Capital Corps as direct or indirect subsidiaries. Capital Corps will be limited liability companies, corporations, trusts, partnerships or other entities formed to engage in tax efficient and financially efficient transactions with Applicants or any of their respective subsidiaries for the acquisition of EWG/FUCO Projects, Rule 58 Companies, general corporate purposes, and other transactions.

     AE Supply seeks authority, through the Authorization Period, to: (1) make capital contributions to the Capital Corps in exchange for equity ownership interests; (2) have Capital Corps make interest-bearing loan(s) of up to $4 billion to AE Supply evidenced by note(s) at market interest rates and terms; and (3) permit Capital Corps, as the loan(s) are repaid, to make additional borrowings available to AE Supply and its subsidiaries from the interest and principal payments it receives. These borrowings will be used for authorized acquisitions, EWG/FUCO Projects, Rule 58 Companies, or other corporate purposes. Any such inter-company loans will count against the intra-system financing limit discussed below. Such loans will not affect AE Supply's debt-equity ratio and will provide for a tax efficient capital structure. The benefit of using this financing technique is to provide a vehicle to identify and assign capital costs and to provide substantial tax benefits that will serve to reduce the overall capital costs to AE Supply in connection with an acquisition and future transactions.

      Request is also made for authorization for Capital Corps to serve as financing entities to issue securities, including trust preferred securities, to third parties in the event such issuances are not exempt pursuant to Rule 52. Request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of Allegheny and its direct and indirect subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of Allegheny or any of such subsidiaries of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity, and (iii) the guarantee by Allegheny or any of such subsidiaries of such financing entity's obligations in connection therewith.

      Allegheny and its direct and indirect subsidiaries also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost. Allegheny and its direct and indirect subsidiaries seek authorization for such expense reimbursement arrangements under
Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under
Section 13 of the Act and the rules under the Act to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by such financing entities to third parties pursuant to these authorizations will count against the Aggregate Financing Limit. However, the underlying intra-system mirror debt and guarantee will not count against any applicable intra-system financing limit or the separate guarantee limits applicable to Allegheny or such subsidiary. The authorizations sought herein with respect to financing entities is substantially the same as that given to Xcel Energy Inc. in Holding Co. Act Release No. 27128 (Aug. 22, 2000), Powergen plc in Holding Co. Act Release No. 27291 (Dec. 6, 2000), The Southern Company in Holding Co. Act Release No. 27134 (Feb. 9, 2000), and Conectiv, Inc. in Holding Co. Act Release No. 26833 (Feb. 26, 1998).

          5.   Intra-System Financings

     Applicants request authorization for inter-company loans by Allegheny and each Other Subsidiary to Other Subsidiaries in an aggregate principal amount at any one time outstanding during the Authorization Period not to exceed $4 billion. Such financings would generally be in the form of open account advances and/or inter-company loans. The terms and conditions of inter-company loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders. Specifically, the interest rate on inter-company loans payable by the borrower will be equal to the lending company's cost of capital.

     The authorization for intra-system financings requested in this paragraph excludes (a) financings that are exempt pursuant to Rules 45(b) and 52, as applicable, and (b) amounts outstanding from time to time under the Money Pool and Financing Orders. Loans made by the Capital Corps to AE Supply and its subsidiaries will count against this intra-system financing limit.

          6.   Interest Rate and Currency Risk Management

     Applicants request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to interest rate and currency swaps, caps, floors, collars and forward agreements or any other similar agreements ("Instruments"). Applicants will employ Instruments as a means of prudently managing the interest rate and currency risks associated with any of its outstanding debt issued pursuant to this Application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) hedging currency exposures of foreign currency denominated debt. In addition Applicants may utilize Instruments for planned issuances of debt securities in order to lock-in current interest rates and/or to manage interest rate and currency risks in future periods. In no case will the notional amount of any Instruments exceed that of the underlying debt instrument. Thus, Applicants will not engage in "speculative" transactions. Applicants agree to only enter into Instruments with counterparties which have, or whose obligations are guaranteed by a party with, senior debt ratings, as published by Standard & Poor's, that are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc. or Fitch IBCA, Inc.

     Applicants represent that the Instruments to be entered into will qualify for hedge accounting treatment under GAAP. Allegheny will comply with the financial disclosure requirements of the Financial Accounting Standards Board. Applicants request the Commission reserve jurisdiction over the authority of Applicants to enter into Instruments which do not qualify for hedge accounting treatment under GAAP.

          7.   Payment of Dividends

     Applicants request authorization for their respective Other Subsidiaries to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law. Applicants anticipate that there will be situations in which one or more of their respective direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     Allegheny and AE Supply represent that they will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain both an equity insolvency test and/or a balance sheet test. Applicants will comply, and will cause the Other Subsidiaries to comply, with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     E.   Investments in EWG/FUCO Projects

          1.   Current Investments

     Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in  and  develop electric energy opportunities in  Latin  America
("LAEEF"), continued to investigate FUCO investments.   Allegheny
Ventures has invested $4,223,612 in LAEEF. As of December 31, 2000, Allegheny has invested approximately $18 million in Hunlock Creek, LLC, which is an EWG. On January 8, 2001, Allegheny acquired an interest in the Conemaugh Generating Facility as an EWG at a purchase price of approximately $79 million. On May 1, 2001, Allegheny filed a letter with the Federal Energy Regulatory Commission de-certifying Conemaugh. On March 30, 2001, by Order
No. 27370, this Commission approved AE Supply's acquisition and financings of certain EWGs from Enron North America Corp.<F36> Taking into account the pro forma effects of Order No. 27370, issued March 30, 2001, in File No. 70-9801, Allegheny's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWG and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's consolidated retained earnings of $929 million for the four quarters ended March 31, 2001 as defined in Rule 53(a)(1)(ii).

          2.   Planned Investments

     The principal reason for the requested increase in financing authority is Applicants' announced and unannounced intentions to build new electric generation facilities as well as Applicants' desire to purchase existing generating facilities, at auction or via direct negotiations, which may become available as a result


<F36> See Order Approving Enron Acquisition, Holding Co. Act Release
No. 27154 (Mar. 30, 2001).


of the ongoing restructuring of the energy industry. To date, Applicants have announced plans to:

     1) construct a 1,080-megawatt (MW) natural gas-fired merchant generating facility in La Paz County, Arizona, approximately 75 miles west of Phoenix (construction is expected to begin on the $540-million combined-cycle facility in 2002);

     2) construct a 540 MW facility at Springdale, Pennsylvania at a cost of approximately $318 million;

     3)   construct   a  $400-million  630MW  natural   gas-fired
          merchant generating facility in St. Joseph County, Ind., approximately 10 miles west of South Bend;

     4) install 220 MWs of natural gas fired combustion turbine generation at various sites throughout Pennsylvania, some of which have been installed; and,

     5) invest in or acquire other energy and energy related projects that may become available.

     The opportunities have been spurred by both federal and state regulatory bodies enacting (or failing to enact) laws and regulations mandating and implementing "meaningful" customer choice, utility deregulation, and forcing utility divestiture and/or separation of distribution and generation. Opportunities in domestic power markets are significantly more attractive and available today than several years ago. Demand for electricity has been steadily growing, and in several regions capacity margins have been decreasing.

          3.   Capitalization Ratios

     The   soundness  of  Allegheny's  financial   structure   is
demonstrated by the following: Allegheny's commitment to maintain the common stock equity ratios of it and its Operating Companies at a minimum of 30%; and Allegheny's commitment to maintain its long-term debt rating at an investment grade level. Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are charts analyzing the pro forma consolidated capital structure of the Applicants as of March 31, 2001.<F37> Exhibit FS-3 illustrates that when this transaction and certain related transactions proposed by the Applicants and pending before this Commission are
consummated,   Applicants  will  be  in   compliance   with   the
Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.<F38>

     The requested increase in aggregate investment in EWG/FUCO Projects in an amount up to $2 billion would represent an acceptable commitment of Allegheny's capital for a company of its size based on various financial ratios. As of March 31, 2001 the proposed increase in aggregate investment of $2 billion would equal approximately 28% of Allegheny's total capitalization, 34% of consolidated net utility plant, 20% of total consolidated assets, and 30% of the market value of Allegheny's outstanding common stock, as of May 31, 2001 (as adjusted for the financing and purchase of the Enron LLCs and the sale of a two percent interest in AE Supply to Merrill Lynch).

     Alternately, if the Commission were to reserve jurisdiction over approximately $400 million of the requested increase in aggregate investment in EWG/FUCO Projects and approve an amount up to $1.6 billion, it would represent a commitment equal to 23% of Allegheny's total capitalization, 28% of consolidated net utility plant, 16% of total consolidated assets, and 24% of the market value of Allegheny's outstanding common stock, as of May 31, 2001 (as adjusted for the financing and purchase of the Enron


<F37> See Exhibit FS-3, Capital Structure Analysis Charts.
<F38> Id.


LLCs and the sale of a two percent interest in AE Supply to Merrill Lynch).

     The following chart illustrates how Allegheny's percentages compare to the percentages of the following companies using the same measurements when they each received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements in respect of investments in EWGs and FUCOs: The Southern Company ("Southern");<F39> Central and South West Corporation ("CSW");<F40> GPU,
Inc.   ("GPU");<F41>  CINergy  Corporation  ("CINergy");<F42>  American
Electric  Power  Company ("AEP");<F43> Xcel Energy Inc.  ("Xcel");<F44>
Exelon   Corporation   ("Exelon");<F45>  and   Keyspan   Corporation
("Keyspan").<F46>

<F39>  See Southern Co., Holding Co. Act Release No. 26501 (April 1,
1996).
<F40> See Central and South West Corporation, Holding Co. Act Release
No. 26653 (Jan. 24, 1997).
<F41>  See  GPU, Inc., Holding Co. Act Release No. 26779  (Nov.  17,
1997).
<F42> See Cinergy Corp., Holding co. Act Release No. 26848 (March 23,
1998) (hereinafter referred to as the "Cinergy   Order").
<F43>  See  American Electric Power Company, Holding Co. Act Release
No. 26864 (April 27, 1998).
<F44> See Xcel Energy Inc., Holding Co. Act Release No. 27218 (August
22, 2000) (hereafter referred to as the "Xcel Order").
<F45>  See  Exelon  Corporation, Holding Co. Act Release  No.  27296
(December 8, 2000).
<F46>  See  Keyspan Corporation, Holding Co. Act Release  No.  27272
(November 8, 2000).




Investments in EWGs and FUCOs (assuming equal to the level for which Commission approval was sought) as a percentage of:


Company<F47>  Commissio       Consolidated  Consolidated  Total         Market Value of
              Approval        Capitalizion  Net Utility   Consolidated  Outstanding
              Granted                       Plant         Assets        Common Stock


Southern   100% of CRE          16.3%      15.4%      11.0%      20.4%

CSW        100% of CRE          23.0%      23.0%      14.0%      31.0%

GPU        100% of CRE          24.9%      34.2%      19.4%      49.8%

Cinergy    100% of CRE          16.0%      16.0%      11.0%      19.0%

AEP        100% of CRE          16.0%      13.8%      9.8%       18.5%

Xcel       100% of CRE          17.2%      15.2%      11.0%      32.7%

Exelon     $4 billion           18.9%      23.3%      11.1%      28.2%

Keyspan    250% of CRE          16.6%      20.9%      11.5%      29.2%

Average
of the     N/A                  18.6%      20.2%      12.4%      28.6%
above


This comparison demonstrates that Applicants' request for an aggregate investment of up to $2 billion in EWG/FUCO Projects in each of the above categories falls within the previously approved range for market value and net utility plant, and within 5%<F48> and
10%,<F49>   respectively,  of  the  acceptable   range   for   total
consolidated assets and consolidated capitalization, although not within the average, established by this Commission in prior orders. At $1.6 billion, the aggregate investment proposal would
fall   within  the  previously  approved  range  for  all  ratios established in past orders.

     Applicants state that neither Allegheny, nor any of it utility subsidiaries, will undertake to issue any debt or engage in any transaction if such action would result in Allegheny's consolidated system debt / equity ratios exceeding the Commission's debt / equity requirement of 70% debt to 30% common equity. Additionally, within sixty (60) days after the end of each financial quarter, Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis.

          4.   Rule 53 Undertakings

     Allegheny hereby undertakes to file a report with the Commission within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter of each year, beginning with the first quarter ending at least 45 days following the date of the Commission's order in this proceeding, providing:

<F47> Source: The data for the chart relating to 100% orders was obtained from the application/declaration filed by Xcel upon which the Xcel Order is based. The information relating to Keyspan and Exelon were obtained from their respective filings upon which the referenced orders are based.
<F48> 20% versus previous high of 19%
<F49> 28% versus previous high of 25%


     1. A computation in accordance with Rule 53(a) setting forth the ratio of Allegheny's "aggregate investment" in all EWGs and FUCOs, to its "consolidated retained earnings";

     2. A breakdown showing Allegheny's aggregate investment in each individual EWG/FUCO Project covered by the Commission's order in this proceeding;

     3. Consolidated capitalization ratio of Allegheny as of the end of that quarter;

     4.   The market-to-book ratio of Allegheny's common stock;

     5. Identification of any new EWG/FUCO Project covered by the authorization requested in this Application in which Allegheny has invested or committed to invest during the preceding quarter;

     6. Analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Allegheny; and

     7. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which Allegheny and other system companies will require Commission authorization.

     F.   Filing of Certificates of Notification

     It is proposed that Allegheny will file Rule 24 certificates of notification quarterly, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter in which transactions occur, which contain all information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. The portion of the reports filed under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding may be incorporated by reference into this proceeding through Rule 24 certificates of notification. It is also proposed that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Rule U-6B-2 pursuant to Rule 52.

(a)  If   sales  of  common  stock  by  Allegheny   are
reported,  the  purchase price per share  and  the
market  price  per  share  at  the  date  of   the
agreement of sale;

(b) The total number of shares of common stock issued during the quarter, under (i) Allegheny's share purchase and dividend reinvestment plans and (ii) Allegheny system employee benefit and executive compensation plans, including any such plans hereinafter adopted;

(c) If a guarantee or other form of credit support is issued during the quarter, the name of the issuing company, the name of the subsidiary and the amount, terms and purpose of the guarantee;

(d) The amount and terms of any short-term debt issued by Allegheny during the quarter;

(e) The amount and terms of any financings consummated by any Operating Company during the quarter, which financings are not exempt under Rule 52;

(f) The amount and terms of any financings consummated by any Other Subsidiary during the quarter, which financings are not exempt under Rule 52;

(g) The amount and terms of any financings consummated by any Operating Company during the quarter pursuant to the exemption provided under Rule 52;

(h) The amount and terms of any financings consummated by any Other Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

(i) The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the quarter and the identity of the parties to such Instruments;

(j)  The name, parent company and amount invested in any new
Intermediate Company or financing entity during the quarter;

(k) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Allegheny, that has engaged in financing transactions during the quarter; and

(l) Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of this Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

Item 2.   Fees, Commissions and Expenses

     Fees, commissions and expenses in the estimated amount of $50,000,000 are expected to be incurred in connection with the proposed transactions. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d), 32  and  33
of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43, 44, 45, 46, 53, 54, 90, and, 91 under the
Act  are  directly  or indirectly applicable   to  the   proposed
transactions   for  which  authorization  is   sought   in   this
Application-Declaration.

     A.   Sections 6(a), 7, 9(a), 10, 12(d), and Rules 43, and 44

     The issuance of securities by Applicants to finance acquisitions of EWGs and FUCOs is subject to sections 6 and 7 of the Act. Under section 7(d), the Commission cannot authorize the issuance or sale of a security by a registered holding company or its subsidiary if the Commission finds that (1) the security is not reasonably adapted to the security structure of the issuer and other companies in the same holding company system; (2) the security is not reasonably adapted to the earning power of the issuer; or (3) when the security is a guarantee, it would constitute an improper risk for the issuer. Section 12(d) and Rules 44 governs the sale of securities by a registered holding company which its owns of any public-utility company. Applicants assert that each of the standards has been satisfied for the reasons set forth in this application. Additionally, with respect to the Capital Corps, Applicants assert that for the reason set forth in File No. 70-9801 amendment no. 3, Item 3(2) at pages 10 to 14 which are incorporated by reference, sections 9 and 10 are satisfied

     B.   Sections 12(b) and 12(c), and Rules 32(h), 33(c)(2) and
46

     The issuance of guarantees, loans and other extensions of credit are governed by section 12(b). Under section 12(b), a registered holding company cannot, directly or indirectly, lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such Rules or orders unless the Commission deems it necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent circumvention of the Act.

     In addition, the issuance of securities to finance the acquisition of EWGs and the issuance of guarantees of EWG obligations (together, "EWG Financings") are subject to section 32(h)(3) and section 32(h)(6). Section 32(h)(3) provides that, in determining whether to approve EWG Financings, the Commission will not make a finding under section 7 that the security is not reasonably adapted to the earning power of the holding company or to the security structure of the holding company and other companies in the same holding company system, or that circumstances are such as to constitute the making of a guarantee an improper risk for the company, unless the Commission first finds that the EWG Financing would have a substantial adverse impact on the financial integrity of the holding company system.

     Section 32(h)(6) directs the Commission to issue Rules with respect to actions that would be deemed to have a substantial adverse impact on the financial integrity of the holding company system. Rule 53, issued under section 32(h)(6), provides a partial safe harbor for EWG Financings. Rule 53(a) specifies that the Commission will not make the adverse findings specified in section 32(h)(3) if stated conditions are met. These conditions include a requirement that aggregate investment in EWGs and FUCOs not exceed 50% of consolidated retained earnings (Rule 53(a)(1)), that books and records be maintained and made available to the Commission (Rule 53(a)(2)), that employees of the registered system's utility company subsidiaries render services to EWGs and FUCOs only on a limited basis (Rule 53(a)(3)), and that copies of Commission filings relating to EWGs and FUCOs be submitted to interested state commissions (Rule 53(a)(4)). Rule 53(b) specifies circumstances in which the safe harbor of Rule 53(a) is not available, and Rule 53(c), discussed further below, and provides standards for approval of an issue and sale of securities in cases where the requirements of Rule 53(a) are not satisfied. Similarly, the issuance of securities to finance the acquisition of FUCOs and the issuance of guarantees of FUCO obligations are subject to section 33(c)(2).<F50>

     Section 12(c) of the 1935 Act, and Rule 46 under the Act, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission.
The legislative history explains that this provision was intended to "prevent the milking of Operating Companies in the interest of the controlling holding company groups."<F51> In determining whether to permit a registered holding company to pay dividends out of
capital   surplus,  the  Commission  considers  various  factors,
including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend.<F52>

     C.   Rule 53(c)

          1.   No Adverse Financial Consequences

     As previously recognized by this Commission neither the Act nor the Rules under the Act place any quantitative limitation on the amount that a registered holding company may invest in EWGs and FUCOs. Rule 53 sets forth the circumstances precluding a finding that a security issued to finance the acquisition of an EWG is not, among other things, reasonably adapted to the earning power or security structure of the holding company. As noted in the Cinergy Order, in general terms, the rule establishes a "safe harbor." This safe harbor does not apply when, like the present case, the holding company's investment in EWGs and FUCOs would exceed 50% of the holding company's consolidated retained earnings. However, registered holding companies are not prohibited from investing more than 50% of consolidated retained earnings in EWGs and FUCOs. Under these circumstances, the holding company, instead of relying on Rule 53, must demonstrate, under Rule 53(c), that the issuance of the security will not have certain adverse consequences on the financial integrity of the holding company system, or on its utility subsidiaries, utility


<F50>  Section 33(c)(2) provides that FUCO Financings are subject to the jurisdiction of the Commission under the Act.
<F51> S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).
<F52>  See  Eastern  Utilities Associates, Holding Co.  Act  Release
No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public
interest."   Id.,  citing  Commonwealth &  Southern  Corporation,
13 S.E.C. 489, 492 (1943).

customers, or on the ability of State commissions to protect these subsidiaries or customers.<F53>

     The  issuance  and  sale of securities for  the  purpose  of acquiring EWGs and FUCOs up to an aggregate investment  limit  of
$2  billion  satisfies Rule 53(c). This Commission has previously recognized that investment in the domestic utility industry  does not  pose the same risks that might arise in the non-U.S. utility industry.<F54> This view was recently affirmed in the Cinergy Order.<F55> Allegheny imposes a high level of scrutiny on every investment
opportunity.  Every  potential  investment  in  energy   projects
undergoes a review by business development managers responsible for identifying and developing business opportunities and a subsequent review by senior management before presentation to the Board of Directors of AE Supply and, ultimately, Allegheny.

          2.   Investment Criteria Satisfied

     In prior cases seeking to modify the investment limitation, investments have been evaluated against a number of investment criteria including: (i) economic viability of the project; (ii) political and regulatory risk; (iii) availability of non-recourse financing on reasonable terms; and (iv) strategic fit. As set forth below, Applicants satisfy all of the aforementioned investment criteria.

* Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the creditworthiness of potential power purchasers and other project counterparties.

* Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political
     and  regulatory   regimes as well  as   long-term   economic
     stability in the region. This analysis is a critical component of Allegheny's investment review as each of the 50 states and the U.S. Congress considers utility industry restructuring and has always been a threshold level review in the analysis of non-
     U.S.  investments.   The analysis also  includes  review  of
     permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the projects and financing.

*    Non-Recourse   Financing.   All  of  AE  Supply's   existing
     independent energy projects have obtained some of their long-term financing on a non-recourse basis with, in some cases,

<F53> Holding Co. Act Release No. 27154, The National Grid Group plc,
(Mar. 5, 2000); Holding Co. Act Release No.27190, CINergy Corp., (June 23, 2000) (Order approving investment of 100% of retained earnings plus $4 billion in EWGs and FUCOs; and, 70-9555, Application of Dominion Resources, Inc., Seeking Authority to Invest 100% of Rule 53 plus $8 billion. (September 25, 2000).
<F54> Holding Co. Act Release No. 26501 (April 1,1996).
<F55>  Holding Co. Act Release No. 27190, CINergy Corp.,  (June  23,
2000).


     support from Allegheny. It is an essential element of the investment analysis that Allegheny have a reasonable degree of comfort that each project have an ability to obtain a substantial part of its ongoing financing needs without Allegheny support except indirectly through Allegheny's support of AE Supply. Allegheny has had substantial success in limiting its financial exposure to its independent energy projects.

*    Strategic   Fit.    Finally,  Applicants  are   particularly
     sensitive to ensuring that its independent energy investments contribute to the Allegheny overall strategic growth plan building upon Allegheny's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Each potential investment is reviewed and approved by a number of managers within the Allegheny system who focus their review not only on the questions of whether a particular project satisfies Allegheny's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving Allegheny's long-term overall strategic objectives.

Other risks which Applicants are prepared to address.

* Legal Risks. Legal risks are addressed by careful review of any potential investment by qualified legal counsel (including local and international counsel, if applicable). The legal review typically focuses on such concerns as (i) regulatory, permitting and environmental risks; (ii) status of title to utility property; (iii) human resource and employment issues; and
     (iv) the nature and extent of the obligations, and enforceability thereof, of the project parties under the project agreements and instruments, including both the commercial and operating agreements and the shareholder or equity agreements, debt financing agreements, third-party guarantees and the like.

*    Portfolio  Diversification.   The  risks  inherent  in   any
     particular investment cannot be eliminated entirely, even by the most careful approach to project development. Given these practical realities, the best long-term approach to managing risks is portfolio diversification, both in terms of the location and the type of project. With regard to location, Allegheny is committed to diversifying its investments throughout key markets
     in   the   U.S.  With  regard  to  risk  mitigation  through
     diversification in project type, Allegheny seeks a balance between facilities in commercial operation and greenfield projects (new construction).

*    Operating  Risks.   Operating risks  are  those  risks  that
     present themselves in the day-to-day course of operating power plants and other assets. Allegheny's expertise and competence in electric and gas utility technologies serves to minimize operating risks of projects in which it invests. Through the domestic utility businesses, Applicants own and/or operate
     electric   generation  facilities  capable   of   generating
     approximately 10,000 MWs. Additionally, Allegheny subsidiaries own extensive electric transmission facilities as well as electric and natural gas distribution facilities. Allegheny's safety record is outstanding and operating achievements numerous. Allegheny thus has gained a wealth of technical expertise and practical knowledge in managing a broad range of operating risks intrinsic to electric and gas utility systems.

* Construction Risks. Allegheny has extensive experience in working with outside contractors to manage the multitude of construction-type risks that could arise. Some construction risks are managed through contract terms. This can be done through fixed price contracts, performance guarantees such as heat rate or availability, or construction milestone incentives or penalty
     provisions.  Contractors  must  be  approved  as  to   their
     creditworthiness, and when necessary Applicants require appropriate bonding, letters of credit and/or damage provisions.

* Commercial Risks. Historically, independent power projects tended to rely on the "off-take" and payment commitments of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In cases where this model still applies, Applicants would make an assessment of the credit-worthiness of the power purchaser over the life of the project, with the risk of non-payment being factored into the overall project risk.

*    Financial  Risks.   Applicants propose to  use  non-recourse
     debt where available. For these purposes "non-recourse debt" means debt that is fully or partially non-recourse to Allegheny, secured solely or primarily by the EWG or FUCO (including any special-purpose subsidiary created to acquire or hold the EWG or FUCO investment) and its assets and revenues. Such non-recourse lending serves also as an independent check and validation of the due diligence procedures performed by Applicants prior to investing in the EWG or FUCO, since the non-recourse lenders will not commit to lend to the project unless they are satisfied that it will support repayment of their principal and carrying charges.

          3.   State Protection Concerns Addressed

     The proposed transactions will be structured so that the Operating Companies will remain insulated from the direct effects of EWG and FUCO investments. Any losses in connection with EWGs and FUCOs will have no direct effect on the wholesale or retail electric or gas rates of the Operating Companies. Applicants commit not to seek recovery through higher rates to the Operating Companies' utility customers in order to compensate for any losses it may sustain on investments in any EWG/FUCO Projects financed by these investments, or for inadequate returns on these investments.

     In compliance with sections 33(f) and (g) of the Act no Operating Company has: (1) issued any security for the purpose of financing the acquisition, ownership or operation of any FUCO in which Allegheny invested; (2) assumed any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any FUCO in which Allegheny has invested; and
(3) pledged or encumbered any part of its utility assets for the benefit of an associate FUCO. Additionally, no Operating Company has engaged in any such transaction with respect to any EWGs in which Applicants have invested to date, nor in the future will Applicants cause or permit any Operating Company to engage in any such transactions with respect to any FUCOs or EWGs in which Applicants invest.

     Applicants have complied and will continue to comply with the other conditions of Rule 53(a) conferring specific protections on customers of the Operating Companies and their state commissions. Specifically, the requirements of Rule: (1) 53(a)(2) regarding the preparation and making available of books and records and financial reports; (2) 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services; and (3) 53(a)(4) regarding filing of copies of applications and reports.

     Further, in addition to providing the state commission of West Virginia, Ohio, Maryland, Pennsylvania and Virginia with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC - apprising the state commissions of each specific project in which the Company invests
- Allegheny will furnish to state commissions, concurrently with submission to the Commission, copies of the quarterly reports filed in this docket pursuant to Rule 24.

     For  the  foregoing  reasons  Applicants  request  that  the
Commission   authorize  Allegheny  to  increase  its   "aggregate
investment" (as defined in Rule 53(a)) in EWG / FUCO Projects up to $2 billion.

     D.   Rule 54

     Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Allegheny  is  in compliance with all requirements  of  Rule
53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's consolidated retained earnings of $929 million for the four quarters ended March 31, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO. To the extent that transactions proposed herein do involve the issue and sale of securities to finance an acquisition of an EWG or FUCO, the conditions of Rule 53(c) have been addressed in detail above.

     If the Applicants' request herein to permit Allegheny to increase its "aggregate investment" in EWGs and FUCOs is granted, it is likely that the conditions of Rule 53(a)(1) will not be met. However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs in which Allegheny has invested, it would have no basis for denying the transactions proposed herein. As explained in detail above, such prior investments and the proposed future investments being requested by Allegheny herein will not have a substantial adverse impact on the financial integrity of Allegheny or an adverse impact on any Operating Company, its customers or an the ability of any State Commission to protect such subsidiary or customers.

Item 4.   Regulatory Approvals

     Except for this Commission, no other state or federal regulatory commission has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

     Applicants request that this Commission issue a final order not later than October 1, 2001. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits

     F    Opinion of Counsel (to be filed by amendment)

     H    Form of Notice [filed June 12, 2001]

     P    State Form Letters [filed June 12, 2001]

     P-1  State Form Letter to the Commission

     P-2 Letter from WV, PSC to the Commission (to be filed by amendment)

     P-3 Letter from VA, SCC to the Commission (to be filed by amendment)

     P-4 Letter from OHIO PUC to the Commission (to be filed by amendment)

     P-5 Letter from PA PUC to the Commission (to be filed by amendment)

     P-6 Letter from MD PSC to the Commission (to be filed by amendment)

(b)  Financial Statements as of March 31, 2001

     FS-1 Allegheny Energy, Inc. and AE Supply balance sheet, per
          books and pro forma   (filed confidentially June 12,
          2001 via Form SE)

     FS-2 Allegheny Energy, Inc. and AE Supply statement of income and retained earnings, per books and pro forma
          (filed confidentially June 12, 2001 via Form SE)

     FS-3 Capital Structure Analysis Charts
          (to be filed by amendment)

Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     (b)  Not applicable.



                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Allegheny Energy, Inc.
                                 Allegheny Energy Supply
                                 Company, L.L.C.

                                 /S/ THOMAS K. HENDERSON

                                 Thomas K. Henderson




Dated:  June 12, 2001